Exhibit 8.1

August 24, 2007

Buckhead Community Bancorp, Inc. 415 East Paces Ferry Road Atlanta, Georgia 30305	Allied Bancshares, Inc. 1700 Marketplace Blvd. Cumming, Georgia 30041

Re: Merger of Allied Bancshares, Inc. into Buckhead Community Bancorp, Inc.

Ladies and Gentlemen:

You have requested our opinion as to the tax consequences under the Internal Revenue Code of 1986, as amended (the “Code”), of the proposed merger (the “Merger”) of Allied Bancshares, Inc. (“Allied”), a corporation organized and existing under the laws of the State of Georgia with its principal office located in Cumming, Georgia, with and into Buckhead Community Bancorp, Inc. (“Buckhead”), a corporation organized and existing under the laws of the State of Georgia with its principal office located in Atlanta, Georgia, with Buckhead as the surviving entity, in accordance with the terms set forth in that certain Agreement and Plan of Reorganization dated as of March 1, 2007 (the “Merger Agreement”). Specifically, you have requested us to opine that the Merger will constitute a “tax-free” reorganization within the meaning of Section 368 of the Code.

In rendering the opinions expressed below, we have examined the following documents (the “Documents”):

(a)	The Merger Agreement;

(b)	The Officer’s Tax Certificates of each of Allied and Buckhead that have been delivered to the undersigned and incorporated herein by reference;

(c)	The Registration Statement of Buckhead related to the Merger; and

(d)	Such other documents and records as we have deemed necessary in order to enable us to render the opinions expressed below.

In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, that all of the information as to factual matters contained in the Documents is true, correct, and complete. Any inaccuracy with respect to factual matters contained in the Documents or incompleteness in our understanding of the facts could alter the conclusion reached in this opinion.

In addition, for purposes of rendering the opinions expressed below, we have assumed with your permission, that (i) all signatures on all Documents reviewed by us are genuine, (ii) all Documents submitted to us as originals are true and correct, (iii) all Documents submitted to us as copies are true and correct copies of the originals thereof, (iv) each natural person signing any Document reviewed by us had the legal capacity to do so, and (v) the Merger and the transactions contemplated in the Merger Agreement will be effected in accordance with the terms thereof.

Finally, with your permission we have assumed that the sum of (i) the amount of any cash and the value of any property other than Buckhead stock paid to Allied shareholders, including cash paid to Allied shareholders who exercise their statutory right to dissent to the Merger, (ii) the amount of cash and the value of any property other than Buckhead stock given as consideration by Buckhead (or a person related to Buckhead within the meaning of Treasury Regulation Section 1.368-1(e)(2)) in exchange for Allied stock prior to, but in contemplation of, the Merger or in redemption of Buckhead stock after the Merger, and (iii) the amount of cash paid to Allied shareholders in lieu of the issuance of fractional shares of Buckhead stock will not exceed sixty percent (60%) of the sum of the total value of the Allied stock outstanding immediately prior to the effective time of the Merger and the total value of any Allied stock purchased by Buckhead (or a person related to Buckhead within the meaning of Treasury Regulation Section 1.368-1(e)(2)) prior to, but in contemplation of, the Merger.

OPINION

Based upon the foregoing, it is our opinion that the Merger will constitute a reorganization within the meaning of Code Section 368(a)(1)(A) to which Allied and Buckhead are parties. Accordingly, it is our opinion that:

a.	No gain or loss will be recognized for federal income tax purposes by an Allied shareholder upon the exchange of shares of Allied stock solely for shares of Buckhead stock, other than gain, if any, recognized with respect to the cash received in lieu of the issuance of a fractional share of Buckhead stock, which will be taxed in the manner described in paragraph d. below.

b.

Gain, but not loss, will be recognized for federal income tax purposes by an Allied shareholder upon the exchange of shares of Allied stock for shares of Buckhead stock and cash. The amount of gain that will be recognized by an Allied shareholder will equal the lesser of the cash received by the shareholder (not including cash received in lieu of fractional shares, which will be taxed in the manner described in d. below) or the amount of gain realized by the shareholder. Code Section 356(a)(1). The amount of gain realized by the shareholder will equal the excess, if any, of the cash received (not including cash received in lieu of the issuance of a fractional share of Buckhead stock) plus the fair market value of the Buckhead stock received in the Merger over the shareholder’s basis in his or her Allied stock. Code Section 1001. Generally, any gain or loss recognized by any such Allied shareholder will be capital gain or loss, provided (i) the Allied stock cancelled in the Merger constitutes a capital asset in the hands of such shareholder at the time of the Merger, and (ii) the requirements of one of Section 302(b)(1), (2), or (3) of the Code are met. The determination of whether the requirements of one of Section 302(b)(1), (2), or (3) of the Code are met will be made based upon the assumption that each Allied shareholder received only Buckhead stock in the Merger and that a portion of the Buckhead stock was then redeemed for cash. Commissioner v. Clark, 489 U.S. 726 (1989). In addition, each Allied shareholder, in making the determination of whether the requirements of one of Section 302(b)(1), (2) or (3) of the Code are met, must include both (x) the Buckhead stock and cash consideration received for his or her Allied stock and (y) the Buckhead stock and cash consideration received for Allied stock owned by persons related to the Allied shareholder as defined in Section 318 of the Code. Code Section 356(a)(2). In that the facts that need to be known in order to determine whether one of the redemption tests is met are personal to each shareholder, each affected Allied shareholder will need to consult with such shareholder’s own tax advisor for the tax effect of such redemption (i.e., exchange treatment or dividend).

c.	A Allied shareholder receiving only cash in exchange for his or her Allied stock in the Merger, whether as a result of the receipt of cash under the terms in the Merger Agreement, a decision by such shareholder to exercise his or her statutory right to dissent in connection with the Merger, or otherwise, generally will recognize gain or loss equal to the difference between the amount of cash so received and the basis in his or her Allied stock surrendered in the Merger.

d.	Cash, if any, received in lieu of fractional shares will be treated for federal income tax purposes as if the fractional shares were distributed and then redeemed by Buckhead. The cash payments will be treated as having been received as a distribution in exchange for the fractional shares redeemed. Code Section 302(a); Rev. Rul. 66-365, 1966-2 C.B. 116.

d.	The basis of the Buckhead stock (not including any basis allocable to any fractional share of Buckhead stock, which is treated as issued in the Merger and immediately redeemed) that is received by an Allied shareholder in the Merger will equal the shareholder’s basis in the Allied stock surrendered therefor, which will then be reduced by the cash (but not cash received for in lieu of a fractional share), if any received by the sharheolder in the merger and increased by the gain (regardless of whether such gain is treated as capital gain or a dividend, but not including any gain recognized with respect to the deemed redemption of a fractional share) recognized by such shareholder. Code Section 358(a)(1).

e.	The holding period of the Buckhead stock received by a Allied shareholder will include the period during which such shareholder held the Allied stock surrendered therefor, provided the Allied stock was a capital asset in the hands of such shareholder at the time of the Merger. Code Section 1223(1).

f.	No gain or loss will be recognized by Buckhead or Allied as a consequence of the Merger, except for deferred gain or income, if any, required to be recognized in accordance with the consolidated return regulations of the Code. Code Section 361(a).

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Our opinions are based upon the facts as they exist today, the existing provisions of the Code, Treasury Regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and existing federal case law, any of which could be changed at any time. Any such change may be retroactive in application and could modify the legal conclusion upon which our opinions are based.

In addition, this opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain Allied shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold Allied common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code, and shareholders who acquired their shares of Allied stock pursuant to the exercise of Allied options or otherwise as compensation.

This opinion letter is being furnished only to the parties to which it is addressed and is solely for their benefit. No other person shall be entitled to rely on the opinions contained herein without our prior express written consent. Except for its inclusion in the Registration Statement on Form S-4 of Buckhead, to which this opinion is attached as an exhibit with our consent, this opinion letter may not be used, circulated, quoted, published, or otherwise referred to for any purpose without our prior express written consent. By giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder. Our opinions are limited to the matters stated herein, and no opinion is implied or may be inferred beyond the opinions expressly stated herein.

Very truly yours,

/s/ POWELL GOLDSTEIN LLP

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